REPUBLIC POWER GROUP LTD.

December 22, 2022

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Megan Akst
Christine Dietz
Charli Gibbs-Tabler
Jan Woo

Re:	Republic Power Group Ltd.
Amendment No.2 to Registration Statement on Form F-1
Filed September 9, 2022
File No. 333-266256

Dear Ms. Megan Akst:

This letter is in response to the letter dated September 23, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Republic Power Group Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An Amendment No. 3 to the Registration Statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Amendment No. 2 to Form F-1 filed September 9, 2022

The Offering, page 6

1.	Please provide us with your calculation supporting net proceeds from the offering of $13,675,700 after deducting underwriting discounts and estimated offering expenses payable. Ensure underwriting discounts and expenses related to this offering reconcile to detailed disclosures elsewhere in the filing.

Response: We prepared the following table of underwriting discounts and offering expenses for the Staff’s review, assuming the offering price is $5 per share, and we are offering 3,000,000 ordinary shares in this offering. We updated the amount of net proceeds from the offering to $13,217,569 and confirmed that the underwriting discounts and expenses related to this offering reconcile to detailed disclosures elsewhere in the filing.

Underwriting Discounts and Offering Expenses	Amount ($)
Underwriting discount	975,000
SEC registration fee	3,392
The Nasdaq Capital Market listing fee	80,000
FINRA filing fee	5,990
Printing and engraving expenses	15,000
Legal fees and expenses	486,729
Accounting fees and expenses	52,000
Transfer agent and registrar fees and expenses	200
Miscellaneous expenses	164,120
Total	1,782,431

Capitalization, page 26

2.	Please supplementally provide us with a reconciliation of the change in pro forma as adjusted amounts. Ensure that the net proceeds used reconciles to the $13,675,700 net proceeds disclosed throughout the filing and in note (1) to the table.

Response: We updated our disclosure on page 26 of the Amended Registration Statement to reflect that the pro forma as adjusted shareholders’ equity after the offering as of June 30, 2022, will be $16,600,426. The supporting calculation is as follows:

Amount ($)
Shareholders’ Equity as of June 30, 2022	3,382,857
Gross Proceeds from the IPO	15,000,000
Underwriting Discounts	(975,000)
Offering Expenses	(807,431)
Pro Forma As Adjusted Shareholders’ Equity as of June 30, 2022	16,600,426

We also updated the amount of net proceeds to $13,217,569 and confirmed that the net proceeds used reconciles to the $13,217,569 net proceeds disclosed throughout the filing and in note (1) to the capitalization table on page 26 of the Amended Registration Statement.

Dilution, page 27

3.	Please provide us with the calculation that supports the as adjusted net tangible book value after the offering of $16,665,320 as of December 31, 2021.

Response: We respectfully inform the Staff that we updated our disclosure on page 27 of the Amended Registration Statement to reflect that the as adjusted net tangible book value after the offering as of June 30, 2022, will be $0.87. The supporting calculation is as follows:

Amount ($)
Net Tangible Book Value as of June 30, 2022	0.18
Gross Proceeds from IPO	15,000,000
Underwriting Discount	(975,000)
Offering Costs	(807,431)
As Adjusted Net Tangible Book Value as of June 30, 2022	0.87

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Joan Wu, Esq. and Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2208 and (212) 530-2206, respectively.

Very truly yours,

/s/ Ziyang Long
Name:	Ziyang Long
Title:	Chief Executive Officer

Joan Wu, Esq.

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC